Filed by Andeavor Logistics, LP
(Commission File No. 001-35143)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Western Refining Logistics, LP
(Commission File No. 001-36114)

Andeavor Logistics Announces 26th Consecutive Quarterly Distribution Increase

SAN ANTONIO, TX - October 18, 2017 - Andeavor Logistics LP (NYSE: ANDX) today announced the declaration of its quarterly cash distribution for the third quarter 2017 of $0.9852 per limited partnership unit, or $3.94 on an annualized basis. This distribution represents a 1.5% increase over the quarterly distribution of $0.971 per limited partnership unit, or $3.88 per unit on an annualized basis, paid in August 2017. This represents the 26th consecutive quarterly increase. The third quarter distribution will be paid November 14, 2017 to all unitholders of record as of November 3, 2017. In the prior four quarters, ANDX has increased its distribution to limited partners by 13%.

As previously announced, Andeavor Logistics expects the closing of the Western Refining Logistics (NYSE: WNRL) acquisition to occur on October 30, 2017, subject to the satisfaction or waiver of the remaining customary conditions to closing. For the third quarter of 2017, WNRL unitholders will receive the Andeavor Logistics quarterly cash distribution after they have exchanged their WNRL units for ANDX units and will not receive a separate quarterly cash distribution from Western Refining Logistics.

About Andeavor Logistics LP
Andeavor Logistics LP is a leading full-service logistics company operating primarily in the western and midcontinent regions of the United States. Andeavor Logistics owns and operates a network of crude oil, refined products and natural gas pipelines. Andeavor Logistics also owns and operates crude oil and refined products truck terminals, marine terminals and dedicated storage facilities. In addition, Andeavor Logistics owns and operates natural gas processing and fractionation complexes. Andeavor Logistics is a fee-based, growth oriented Delaware limited partnership formed by Andeavor and is headquartered in San Antonio, Texas.

Forward Looking Statements
This release contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding: the amount and timing of our cash distribution, the closing of the Western Refining Logistics acquisition and the timing thereof, and expectations related to distributions to WNRL unitholders. For more information concerning factors that could affect these statements, see our annual report on Form 10-K, quarterly reports on Form 10-Q, and other public filings and press releases, available at www.andeavorlogistics.com. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise.

This release serves as qualified notice to nominees as provided for under Treasury Regulation Section 1.1446-4(b)(4) and (d). Please note that 100 percent of Andeavor Logistics LP’s distributions to foreign investors are attributable to income that is effectively connected with a United States trade or business. Accordingly, all of Andeavor Logistics’ distributions to foreign investors are subject to federal income tax withholding at the highest effective tax rate for individuals or corporations, as applicable. Nominees, and not Andeavor Logistics, are treated as withholding agents responsible for withholding distributions received by them on behalf of foreign investors.

No Offer or Solicitation:
This communication relates to a proposed business combination between WNRL and Andeavor Logistics and a proposed transaction between Andeavor Logistics and Andeavor. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:
In connection with the proposed transaction, Andeavor Logistics and WNRL filed with the SEC, and the SEC has declared effective, a registration statement on Form S-4, containing a joint consent statement/prospectus (the "S-4") with the SEC, which was mailed to WNRL and Andeavor Logistics unitholders on September 28, 2017. This communication is not a substitute for the registration statement, definitive consent statement/prospectus or any other documents that Andeavor Logistics, WNRL or Andeavor filed with the SEC or sent to unitholders in connection with the proposed transaction. UNITHOLDERS OF ANDEAVOR LOGISTICS AND WNRL AND SHAREHOLDERS OF ANDEAVOR ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE CONSENT STATEMENT/PROSPECTUS INCLUDED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, investors and security holders will be able to obtain copies of these documents, including the consent statement/prospectus, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Andeavor Logistics will be made available free of charge on Andeavor Logistics' website at http://andeavorlogistics.com/ or by contacting Andeavor Logistics' Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by WNRL will be made available free of charge on WNRL's website at http://www.wnrl.com or by contacting WNRL's Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by Andeavor will be made available free of charge on Andeavor's website at http://www.andeavor.com or by contacting Andeavor's Investor Relations Department by phone at (210) 626-4757.

Contact:
Investors:
Andrew Woodward, Sr. Director, Finance and Investor Relations, (210) 626-7202

Media:
Andeavor Media Relations, media@andeavor.com, (210) 626-7702